Exhibit 4.2

BEAUCHAMP & COMPANY

CHARTERED ACCOUNTANTS

#205 – 788 BEATTY STREET

VANCOUVER, B.C. V6B 2M1

PHONE: 604-688-2850

FAX: 604-688-2777

CONSENT OF INDEPENDENT AUDITORS

We consent to the use of our report dated February 20, 2004 with respect to the consolidated audited financial statements of New Gold Inc. (formerly DRC Resources Corporation) (the “Company”) included in this Amendment No. 1 to the Company’s Annual Report on Form 40-F for the year ended December 31, 2005, filed with the U.S. Securities and Exchange Commission.

Vancouver, British Columbia, Canada	“BEAUCHAMP & COMPANY”
September 11, 2006	Chartered Accountants